SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  24)


HECTOR COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock  Par Value $0.01 Per Share
(Title of Class of Securities)


422730101
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


December 27, 2001
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

















CUSIP No.422730101
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

224,100


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

224,100

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,100
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.46%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO


CUSIP No. 422730101

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Performance Partnership, L.P.
		I.D. NO.  13-3396569
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7


SOLE VOTING POWER

104,000


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

104,000

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,000
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.83%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN
CUSIP No. 422730101
13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brighton Communications Corporation                      			I.D. NO.
38-1799862

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)


(b)

3
SEC USE ONLY

4
Source of funds*
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  156,300    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

    156,300    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    156,300           (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.25%
14



TYPE OF REPORTING PERSON*
 CO

CUSIP No. 422730101

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International Limited
	I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  2,900    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

    2,900    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,900             (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

CUSIP No. 422730101

7
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
8
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

9
SEC USE ONLY

10
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

11
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


12
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

 2,500     (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

    2,500    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,500            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO

CUSIP No. 422730101
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 422730101
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 422730101
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 422730101

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		This Amendment No. 24 to Schedule 13D on the Common Stock of Hector
Communications Corporation  (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on August 16, 1990.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario
Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer.  Many of these entities engage in various aspects of the securities business, including as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli
Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC
("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc.
("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance
Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli
Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc.
Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"),
Gabelli International II Limited ("GIL II"), ALCE Partners, L.P.  ("ALCE"),
Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc.
("MJG Associates"), Gemini Capital Management, LLC. ("Gemini"), Gabelli Fund,
LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Advisers, Inc.
("Gabelli Advisers"), Gabelli Global Partners Master Fund, Ltd. ("GGP"),
Gabelli European Partners Master Fund, Ltd. ("GEP"), Mario Gabelli, Marc
Gabelli, Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated
("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"),
Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone"), Lynch Interactive
Corporation ("Interactive"), Brighton Communications Corporation ("Brighton")
and Inter-Community Telephone Company ("Inter-Community").  Those of the
foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		Gabelli Partners makes investments for its own account and is the parent company of GAMI.  Mario Gabelli is the Chairman of the Board of
Directors, Chief Executive Officer and majority shareholder of Gabelli
Partners.  GAMI, a public company listed on the New York Stock Exchange, is the parent company of a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account.  It is the immediate parent of Gabelli & Company.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
		Gabelli Associates is a limited partnership whose primary business purpose is risk arbitrage investments.  GSI and Mario Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk
arbitrage investments.  Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  GSI is the investment manager of GAL.
		Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the
Advisers Act which presently provides discretionary managed account services for the following registered investment companies: The Gabelli Equity Trust
Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible
Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap
Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global
Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli
Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global
Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund,
The Gabelli Utilities Fund and The Gabelli Blue Chip Value Fund (collectively, the "Funds").
		Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty
Mitessm Fund
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of  GAMI and its affiliates.
		GPP is a limited partnership whose primary business purpose is investing in securities.  MJG Associates provides services to GPP, and Mario
Gabelli is the general partner and a portfolio manager for GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S. investors.  MJG
Associates is the investment manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing
primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.
MJG Associates is the investment manager of GIL II.  Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
		ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities.  GSI is a general partner of ALCE.
		Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies.  GSI is a general partner of Multimedia Partners.
		GGP is a corporation whose primary business purpose is investing in securities on a global basis.  Gabelli Securities International Limited and
Gemini are the investment advisors of GGP and Marc Gabelli is the portfolio manager for GGP.
		GEP is a corporation whose primary business purpose is investing in securities of European Companies.  Gabelli Securities International Limited is
the investment advisor of GEP and Marc Gabelli is a portfolio manager for GEP.
		LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business.  MJG Associates is the investment manager of LDC.
Mario Gabelli is a portfolio manager for LDC.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
		Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds.  Marc Gabelli is the President,
Chief Investment Officer and majority shareholder of Gemini.
The Foundation is a private foundation.  Mario Gabelli is the
President, a Trustee and the investment manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.  Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ National Market.  Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business.  Interactive, a public company listed on the American Stock
Exchange, is a holding company whose principal subsidiary is Brighton.
Brighton is a holding company with subsidiaries in multimedia and services businesses.  Western New Mexico, a subsidiary of Brighton, provides local telephone services in an area in Southwestern New Mexico.  Inter-Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo, North Dakota.  Lynch and Interactive actively pursue new business ventures and acquisitions.  Mario J. Gabelli is a director,
Chairman of the Board and a substantial shareholder of Lynch and Interactive.
		The Reporting Persons do not admit that they constitute a group.
		Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New
York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York
10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  GPP is a New York limited partnership having its principal business office at 401
Theodore Fremd Ave., Rye, New York 10580.  MJG Associates is a Connecticut
corporation having its principal business office at 401 Theodore Fremd Ave.,
Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York
10580.  ALCE and Multimedia Partners are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York
10580. GAL and GIL are corporations organized under the laws of the British
Virgin Islands having their principal business office at c/o Fortis Fund
Services (Cayman) Limited, Grand Pavilion, Commercial Centre, 802 West Bay
Road, Grand Cayman, British West Indies.  GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman,
British Wet Indies.  Gemini is a Delaware limited liability company with its principal place of business at 401 Theodore Fremd Ave, Rye, New York 10580.
LDC is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Tremont (Bermuda) Limited, Tremont
House, 4 Park Road, Hamilton HM II, Bermuda.  The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno,
Nevada 89501.  Lynch is an Indiana corporation having its principal business office 401 Theodore Fremd Ave., Rye, New York 10580.  Spinnaker is a Delaware
corporation having its principal business office at 251 Welton Street, Handen,
CT  06511.   Interactive and Brighton are Delaware corporations each having its principal place of business at 401 Theodore Fremd Ave., Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.








Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $168,969 to purchase the additional Securities reported as beneficially owned in Item 5 below since the most recent filing on Schedule 13D. GAMCO used approximately $162,204 of funds that were provided through the accounts of certain of its investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Brighton used approximately $6,765 of working capital to purchase the additional Securities reported by it.

Item 4.		Purpose of Transaction

		Item 4 to Schedule 13D is amended, in pertinent part, as follows:
		On December 27, 2001, Lynch Interactive Corporation sent a letter to the Issuer's Chairman and Chief Executive Officer. A copy of the letter is attached hereto as an Exhibit.


Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 489,800 shares, representing 13.32% of the 3,671,921 shares outstanding. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently
Form 10-Q for the quarter ended September 30, 2001 (3,468,921 shares) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Series A Convertible Preferred Stock held by them (203,000 shares). The Reporting Persons beneficially own the Securities as follows:



Name

Shares of
Common Stock
% of Class of
Common
Shares of
Common
Plus
Preferred
Stock
Converted
% of
Common Plus
Preferred
Stock
Converted
GAMCO
224,100
6.46%
224,100
6.10

GPP

25,000

0.72%

104,000

2.83%

GIL

2,900

0.08%

2,900

0.08%

Brighton

32,300

0.93%

156,300

4.25%

MJG Associates

2,500

0.07%

2,500

0.07%

Mario Gabelli

0

0.00%

0

0.00%

Marc Gabelli

0

0.00%

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by GAL, Gabelli Associates and Gabelli & Company.
MJG Associates is deemed to have beneficial ownership of the Securities beneficially owned by GPP, GIL, GIL II and LDC. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(e) Not applicable.

Item 7.		Material to be Filed as an Exhibit.

		The following Exhibit is attached hereto.

		Exhibit TT: Letter from Lynch Interactive Corporation to the
Issuer's Chairman

			 dated December 27, 2001.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	December 27, 2001

MARIO J. GABELLI
MARC J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
BRIGHTON COMMUNICATIONS CORPORATION


By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact


GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
MJG ASSOCIATES, INC.


By:/s/ James E. McKee
	James E. McKee
	Secretary



GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Executive Vice President


Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Chairman of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of
The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns
International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below


Lynch Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Avrum Gray

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

	Louis A. Guzzetti
President and Chief Executive Officer

	Robert E. Dolan
See below

Officers:



	Mario J. Gabelli

Chairman
	Louis A. Guzzetti
President and Chief Executive Officer

	George E. Fuehrer
Vice President - Business Development

	Roger T. Dexter
Controller



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
	Robert A. Hurwich

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Tresurer and Assistant
Secretary


Spinnaker Industries, Inc.,
600 N. Pearl Street - Suite 2160, Dallas, TX   75201

Directors:


	Joseph P. Rhein
5003 Central Avenue
Ocean City, NJ   08226

	Richard J. Boyle
The Boyle Group, Inc.
6110 Blue Circle Drive - Suite 250
Minnetonka, MN   55343

	Ned N. Fleming, III
Boyle, Fleming, George & Co., Inc.
600 N. Pearl Street - Suite 2160
Dallas, TX   75201

	Anthonie C. van Ekris
Chairman and Chief Executive Officer
Balmac International, Inc.
61 Broadway - Suite 1900
New York, NY   10006

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti

See above - Lynch Corporation
	Louis A. Guzzetti

See above - Lynch Corporation
	Ralph R. Papitto

See above - Lynch Corporation
Officers:


	Ned N. Fleming, III
President

	Richard J. Boyle
Office of the Chairman

	Mario J. Gabelli

Office of the Chairman

	Louis A. Guzzetti

Office of the Chairman

	Perry J. Schiller
Vice President, Finance & Controller



Entoleter, Inc.,
251 Welton Street, Hamden, CT   06517

Directors:


	Ned N. Fleming, III
See above - Spinnaker

	Robert P. Wentzel
See above - Entoleter

	Richard J. Boyle
See above - Spinnaker

	Louis A. Guzzetti
See above - Lynch Corporation

Officers:


	Robert P. Wentzel
President

	Charles DeMarino
Controller & Secretary



Western New Mexico Telephone Company,
314 Yankee Street, Silver City, NM   88062

Directors:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Mary Beth Baxter
Secretary & Treasurer

	John Clay Keen
Route 6
Box 270
Greenville, TX 75401

	Robert E. Dolan
See above - Lynch Corporation

	Carmine Ceraolo
See above - Lynch Corporation

	Mary J. Carroll

See above - Lynch Corporation

	Eugene P. Connell
See above - Lynch Corporation

Officers:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Charles M. Baxter
Senior Vice President - Operations

	Mary Beth Baxter
Secretary & Treasurer



Inter-Community Telephone Company, L.L.C.
P.O. Box A, Nome, ND   58062

Managers:


	Carole Rau
Executive Assistant
Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Mary J. Carroll
See above - Lynch Corporation

	Robert E. Dolan
See above - Lynch Corporation

	Carmine P. Ceraolo
Assistant Controller
Lynch Corporation
401 Theodore Fremd Ave
Rye, NY 10580

	Robert Snyder
200 Broadway South, Buffalo, ND   58011

	Keith S. Andersen
See above - Inter-Community Telephone Company

	Robert Reff
See above - Inter-Community Telephone Company


	Jack Bently
1210 E. Washington Ave
Gilbert, AZ 85234

Officers:


            Robert Snyder
President

            Keith S. Andersen
Secretary and Treasurer





Central Scott Telephone Company
125 North Second Street, Eldridge, Iowa 52748

Directors:


	Mary J. Carroll
See above - Lynch Interactive Corporation

	Robert E. Dolan
See above - Lynch Interactive Corporation

	W. Norman Harvey
President

	Edgar H. Holden

Chairman
	Ned Mohr
c/o Central Scott Telephone Company

	Eugene Morris

c/o Central Scott Telephone Company

	Christopher Porter
c/o Central Scott Telephone Company

	Carole L. Rau
See above - Lynch Interactive Corporation

Officers:


	Edgar H. Holden
Chairman

	W. Norman Harvey

President
	Robert E. Dolan
Vice President & Assistant Treasurer

	Julie Andersen
Treasurer & Assistant Secretary

	Kent Dau
Controller



Lynch Telephone Corporation,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Robert E. Dolan
See above - Lynch Interactive Corporation

	Jack W. Keen
See above - Western New Mexico Telephone Company

Officers:


	Jack W. Keen
President

	Mary Beth Baxter
Treasurer and Assistant Secretary

	Robert E. Dolan
Vice President and Controller

Lynch Telephone Corporation III,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Delores A. Deitrick
c/o Lynch Telephone Corporation III

	Robert E. Dolan
See above - Lynch Interactive Corporation

	Richard J. Kiesling
Chairman

	Mary J. Carroll

See above - Lynch Interactive Corporation


Officers:


	Richard J. Kiesling
Chairman

	Robert E. Dolan

President, Treasurer and Controller
	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy



Exhibit TT





							December 27, 2001



Curtis A. Sampson
Chairman & Chief Executive Officer
Hector Communications Corporation
211 South Main Street
Hector, MN 55342

Dear Curt:

	 Conestoga has elected not to choose Lynch Interactive's all-cash alternative to its merger with D&E.

	Perhaps Hector and Lynch Interactive might now work on some business combination that makes sense. As you know Lynch Interactive has long admired Hector. Indeed, Lynch Interactive owns 156,000 shares of Hector most of which it's owned since 1992.

	We have certain properties that make sense for Hector. They are located in Iowa, Wisconsin, Upper Peninsula and North Dakota, and these would fit in comfortably with the Hector operations in Minnesota, Iowa, South Dakota, and Wisconsin.

	We would welcome the opportunity of exploring ways.

							Sincerely,

							/s/

							Mario J. Gabelli

MJG:clr





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